# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION
## May 28, 2008

## ORDER GRANTING CONFIDENTIAL TREATMENT
## UNDER THE SECURITIES EXCHANGE ACT OF 1934

## Cott Corporation

## File No. 1-31410 - CF#21971

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Cott Corporation submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 8-K/A filed on April 10, 2008.

Based on representations by Cott Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it.  Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:


Exhibit 10.1                                    through March 31, 2013


For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:


Pamela Howell
Special Counsel